

RECEIVED

2005 MAY 10 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FILE NO. 82-34855**



BEST AVAILABLE COPY

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

27.ABR2005 012449

SUPPL

**Ref:** Rule 12g3-2(b) exemption: submission of information

April, 27th, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

PROCESSED

MAY 1 3 2005 E

THOMSON FINANCIAL

Luís D'Eça Pinheiro

Corporate & Investor Relations

BEST AVAILABLE COPY

dlw 5/13

**Brisa-Auto-Estradas de Portugal SA**

Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana

26 April 2005
25/INST/DRICS/05

# 1st Quarter 2005 Results
## Net profit grows by 9%

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

*Corporate and Investor Relations Director*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G. Oliveira
*+351 21 444 95 70*
*roliveira@brisa.pt*

Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*Media Relations*
Franco Caruso
*+351 21 444 95 69*
*franco.caruso@brisa.pt*

*BRISA – Auto-Estradas de Portugal, SA sociedade aberta, com sede na Quinta da Torre da Aguilha – Edifício Brisa – S. Domingos de Rana, concelho de Cascais, com o nº de contribuinte 500 048 177, matriculada na Conservatória do Registo Comercial de Cascais, sob o nº 10583, com o capital social de euros 600 000 000*

### Principal effects of adopting IFRS

- Goodwill: In accordance with IFRS 3 goodwill is not amortised but is subject to annual impairment tests. As explained earlier, Brisa applied IFRS 3 prospectively as from the transition date.

- Minority interests: In accordance with IAS 1 – Financial statement presentation, minority interests can be presented as a component of shareholders' equity

- Deferred costs: Brisa has recorded, as deferred costs, amounts paid to the State as a result of prior renegotiations relating to extension of the concession contract. In accordance with the IFRS such amounts correspond to contractual rights and are classified as intangible assets. In addition, Brisa has recorded, as deferred costs, several expenses incurred which, in accordance with IFRS, should be charged immediately to current expense (or to accumulated results)

  Expenses incurred on financial operations: In accordance with PGAAP expenses incurred with financial operations are deferred over the period of the financial operations. In accordance with IFRS financial expenses must be reclassified and start being recorded as deductions from the amount of the liability to which they relate, the financial expenses being valued in accordance with the effective interest method.

- Compensation for the abolishment of tolls: Compensation received by Brisa for the abolishment of tolls, currently recorded as deferred income, correspond to a reduction in future financial benefits of the related stretches and so should be recorded as a decrease in the value of the assets.

- Financial co-participation: In compliance with PGAAP, Brisa has recorded the amounts of financial co-participations of the State in the investment in motorways (State subsidies) as deferred liabilities. For purposes of IFRS Brisa has adopted the alternative option provided for in IAS 20, of recording the subsidies as deductions from the amounts of the subsidised assets.

- Investments available for sale: Should, in accordance with the IFRS, be stated at market value if this can be determined, variations being recorded in reserves up to the date the investments are sold or become subject to impairment losses

- Derivatives and other hedging financial instruments: In accordance with the IFRS, the possibility of designating a financial instrument as being a hedging instrument depends on the existence of a set of conditions relating to the formal documentation of the operations (strategy, objective, characteristics of the instrument, identification of the item covered, the risk which is intended to be covered, etc.) and compliance with the hedging efficiency criteria
- Capital v.s. liability instruments - Under the previous version of IAS 39 Brisa considered the amount of the premium received on the sale of a "put" as a capital instrument. In accordance with the current version of IAS 39 (effective as from 1 January 2005) such an instrument will be considered as a financial liability, which must be recorded at market value

- Investments in associated companies - Application of the provisions of the IFRS to associated companies recorded in accordance with the equity method of accounting results in changes to the book value of the investments. These changes are especially significant in the case CCR due to the following main adjustments:
  - Capitalisation of financial costs;
  - Non amortisation of goodwill;
  - Reversal of deferrals;
  - Effect of prior adjustments in the case of minorities and deferred taxes.

Extraordinary items: The IFRS do not recognise the concept of extraordinary costs and income and so such items have been reclassified in the pro-forma financial statements for 2004.

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEET AS OF 1 JANUARY 2004 (PROFORMA)

(Amounts in Euro)

| | IFRS | Transition effects | POC |
|---|---|---|---|
| **Non current assets:** | | | |
| Intangible assets | 327 195 045 | 87 092 479 | 240 102 566 |
| Tangible fixed assets | 37 091 652 | - | 37 091 652 |
| Revertible tangible fixed assets | 2 269 576 575 | ( 774 512 424) | 3 044 088 999 |
| Investment | 120 637 240 | 5 014 035 | 115 623 205 |
| Goodwill | 62 753 531 | - | 62 753 531 |
| Financial assets available for sale | 376 553 062 | 32 660 525 | 343 892 537 |
| Deferred tax assets | 391 327 950 | 3 952 023 | 387 375 927 |
| Total non current assets | **3 585 135 055** | **( 645 793 362)** | **4 230 928 417** |
| **Current assets:** | | | |
| Inventories | 4 152 386 | - | 4 152 386 |
| Clients | 21 224 076 | - | 21 224 076 |
| Other debtors | 95 615 915 | - | 95 615 915 |
| Cash and equivalent | 16 609 637 | - | 16 609 637 |
| Other current assets | 64 983 058 | ( 95 380 810) | 160 363 868 |
| Total current assets | **202 585 072** | **( 95 380 810)** | **297 965 882** |
| **Total assets** | **3 787 720 127** | **( 741 174 172)** | **4 528 894 299** |
| **Shareholders' equity:** | | | |
| Capital | 600 000 000 | - | 600 000 000 |
| Own shares | ( 19 472 194) | - | ( 19 472 194) |
| Reserves and retained earnings | 611 286 589 | 941 913 | 610 344 676 |
| Consolidated net profit | 151 674 644 | - | 151 674 644 |
| Shareholders' equity attributable to shareholders | **1 343 489 039** | **941 913** | **1 342 547 126** |
| Minority interests | 5 207 662 | ( 33 303) | 5 240 965 |
| Total shareholders' equity | **1 348 696 701** | **908 610** | **1 347 788 091** |
| **Non current liabilities:** | | | |
| Loans | 2 051 446 216 | ( 4 146 320) | 2 055 592 536 |
| Provisions | 6 338 744 | ( 2 939 207) | 9 277 951 |
| Other non current liabilities | 32 754 726 | 32 161 156 | 593 570 |
| Deferred tax liabilities | 3 090 241 | 3 090 241 | - |
| Total non current liabilities | **2 093 629 927** | **28 165 870** | **2 065 464 057** |
| **Current liabilities:** | | | |
| Suppliers | 28 278 034 | - | 28 278 034 |
| Loans | 158 758 313 | - | 158 758 313 |
| Other creditors | 46 399 239 | - | 46 399 239 |
| Other current liabilities | 111 957 913 | ( 770 248 652) | 882 206 565 |
| Total current liabilities | **345 393 499** | **( 770 248 652)** | **1 115 642 151** |
| Total liabilities and shareholders' equity | **3 787 720 127** | **( 741 174 172)** | **4 528 894 299** |

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2005 AND 31 DECEMBER 2004 (PROFORMA)

(Amounts in Euro)

| | March | December 2004 | | |
|---|---|---|---|---|
| | 2005 | IFRS | Adjustments | POC |
| **Non current assets:** | | | | |
| Intangible assets | 356 119 975 | 361 848 504 | 75 636 340 | 286 212 164 |
| Tangible fixed assets | 40 195 713 | 39 455 910 | - | 39 455 910 |
| Revertible tangible fixed assets | 2 441 315 083 | 2 402 823 363 | ( 773 741 196) | 3 176 564 559 |
| Investment | 159 082 993 | 134 653 596 | 3 701 934 | 130 951 662 |
| Goodwill | 90 070 679 | 64 853 954 | 13 944 818 | 50 909 136 |
| Financial assets available for sale | 540 756 895 | 519 559 224 | 137 816 975 | 381 742 249 |
| Deferred tax assets | 291 575 737 | 305 769 734 | 4 666 862 | 301 102 872 |
| Total non current assets | **3 919 117 075** | **3 828 964 285** | **( 537 974 267)** | **4 366 938 552** |
| **Current assets:** | | | | |
| Inventories | 5 294 122 | 4 772 532 | - | 4 772 532 |
| Clients | 25 300 529 | 22 768 668 | - | 22 768 668 |
| Other debtors | 121 237 628 | 139 706 849 | - | 139 706 849 |
| Cash and equivalent | 22 939 062 | 44 266 233 | - | 44 266 233 |
| Other current assets | 6 215 295 | 4 811 843 | ( 81 038 625) | 85 850 468 |
| Total current assets | **180 986 636** | **216 326 125** | **( 81 038 625)** | **297 364 750** |
| **Total assets** | **4 100 103 711** | **4 045 290 410** | **( 619 012 892)** | **4 664 303 302** |
| **Shareholders' equity:** | | | | |
| Capital | 600 000 000 | 600 000 000 | - | 600 000 000 |
| Own shares | ( 16 751 520) | ( 16 751 520) | - | ( 16 751 520) |
| Reserves and retained earnings | 800 598 308 | 750 205 389 | 131 653 610 | 618 551 779 |
| Consolidated net profit | 40 035 564 | 194 774 314 | 11 141 503 | 183 632 811 |
| Shareholders' equity attributable to shareholders | **1 423 882 352** | **1 528 228 183** | **142 795 113** | **1 385 433 070** |
| Minority interests | 8 550 055 | 7 626 570 | 71 547 | 7 555 023 |
| Total shareholders' equity | **1 432 432 407** | **1 535 854 753** | **142 866 660** | **1 392 988 093** |
| **Non current liabilities:** | | | | |
| Loans | 2 078 307 342 | 2 061 500 302 | ( 3 184 404) | 2 064 684 706 |
| Provisions | 8 229 966 | 8 049 470 | - | 8 049 470 |
| Other non current liabilities | 14 337 608 | 14 837 608 | 12 559 630 | 2 277 978 |
| Deferred tax liabilities | 248 554 | 248 554 | 248 554 | - |
| Total non current liabilities | **2 101 123 470** | **2 084 635 934** | **9 623 780** | **2 075 012 154** |
| **Current liabilities:** | | | | |
| Suppliers | 13 013 502 | 21 095 146 | - | 21 095 146 |
| Loans | 215 275 339 | 189 724 624 | - | 189 724 624 |
| Other creditors | 222 427 331 | 126 237 846 | - | 126 237 846 |
| Other current liabilities | 115 831 662 | 87 742 107 | ( 771 503 332) | 859 245 439 |
| Total current liabilities | **566 547 834** | **424 799 723** | **( 771 503 332)** | **1 196 303 055** |
| Total liabilities and shareholders' equity | **4 100 103 711** | **4 045 290 410** | **( 619 012 892)** | **4 664 303 302** |

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE THREE-MONTH PERIOD ENDED AS OF 31 MARCH 2005 AND 2004 (PROFORMA)

(Amounts in Euro)

| | March | March 2004 | | |
|---|---|---|---|---|
| | 2005 | IFRS | Adjustaments | POC |
| Operating income: | | | | |
| Toll revenues | 116 047 031 | 117 245 542 | - | 117 245 542 |
| Other services | 11 909 809 | 8 268 246 | - | 8 268 246 |
| *Works for own company* | - | - | *( 3 921 474)* | *3 921 474* |
| Other operating income | 2 700 601 | 2 796 201 | 1 126 869 | 1 669 332 |
| Total operating income | **130 657 441** | **128 309 989** | **( 2 794 605)** | **131 104 594** |
| Operating costs: | | | | |
| Cost of sales | ( 567 746) | ( 421 849) | - | ( 421 849) |
| Change in production | 156 047 | - | - | - |
| Supplies and services | ( 14 706 140) | ( 11 727 896) | 2 407 119 | ( 14 135 015) |
| *Staff costs* | *( 18 850 808)* | *( 20 194 852)* | *( 30 000)* | *( 20 164 852)* |
| Amortization and depreciation | ( 26 321 303) | ( 26 437 483) | 6 817 640 | ( 33 255 123) |
| Provisions and losses for odd parity | ( 239 820) | ( 892 344) | 230 359 | ( 1 122 703) |
| Other operating costs | ( 523 566) | ( 569 766) | 350 308 | ( 920 074) |
| Total operating costs | **( 61 053 336)** | **( 60 244 190)** | **9 775 426** | **( 70 019 616)** |
| Operating results | **69 604 105** | **68 065 799** | **6 980 821** | **61 084 978** |
| *Financial costs and losses* | *( 21 053 750)* | *( 27 246 381)* | *669 123* | *( 27 915 504)* |
| Financial income and gains | 592 038 | 5 879 961 | 4 123 629 | 1 756 332 |
| Results relating to investments | 2 981 431 | 3 108 656 | - | 3 108 656 |
| Pre-tax profit | **52 123 824** | **49 808 035** | **11 773 573** | **38 034 462** |
| *Extraordinary results* | | - | *( 19 666 005)* | *19 666 005* |
| Income tax | ( 11 746 841) | ( 12 837 848) | ( 889 908) | ( 11 947 940) |
| Net profit for the period | **40 376 983** | **36 970 187** | **( 8 782 340)** | **45 752 527** |
| Attributable to: | | | | |
| Capital holders | 40 035 564 | 36 629 115 | ( 8 815 153) | 45 444 268 |
| Minority interests | 341 419 | 341 072 | 32 813 | 308 259 |

RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF 1 JANUARY 2004

(Amounts in Euro)

| | |
|---|---|
| Shareholders' equity - POC | 1 347 788 091 |
| Adjustments: | |
| 1. Financial assets available for sale | 32 660 525 |
| 2. Equity holdings ("CCR") | 5 014 035 |
| 3. Put Premium | ( 31 768 581) |
| 4. Deferred costs | ( 4 818 122) |
| 5. Set-up expenses | ( 2 287 487) |
| 6. Other | 2 108 240 |
| Total adjustments | 908 610 |
| Shareholders' equity - IFRS | 1 348 696 701 |

## RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF 31 DECEMBER 2004

(Amounts in Euro)

| | |
|---|---|
| Shareholders' equity - POC | 1 392 988 093 |
| Adjustments: | |
| 1. Financial assets available for sale | 137 816 975 |
| 2. Goodwill | 13 944 818 |
| 3. Equity holdings ("CCR") | 3 701 934 |
| 4. Put Premium | ( 9 213 530) |
| 5. Other | ( 3 383 537) |
| Total adjustments | 142 866 660 |
| Shareholders' equity - IFRS | 1 535 854 753 |

RECONCILIATION OF RESULTS FOR THE THREE-MONTH PERIOD

ENDED AS OF 31 MARCH 2004

(Amounts in Euro)

| | |
|---|---|
| Net profit - POC | 45 752 527 |
| Adjustments: | |
| 1. Financial assets available for sale | ( 12 600 482) |
| 2. Put Premium | 3 375 000 |
| 3. Goodwill | 1 400 255 |
| 4. Other | ( 957 113) |
| Total adjustments | ( 8 782 340) |
| Net profit - IFRS | 36 970 187 |

FILE N: 82-34855

26 April 2005
24/INST/DRICS/05

# 1st Quarter 2005 Results
## Net profit grows by 9%

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

*Corporate and Investor Relations Director*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G. Oliveira
*+351 21 444 95 70*
*roliveira@brisa.pt*

Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*Media Relations*
Franco Caruso
*+351 21 444 95 69*
*franco.caruso@brisa.pt*

*BRISA – Auto-Estradas de Portugal, SA sociedade aberta, com sede na Quinta da Torre da Aguilha – Edifício Brisa – S. Domingos de Rana, concelho de Cascais, com o nº de contribuinte 500 048 177, matriculada na Conservatória do Registo Comercial de Cascais, sob o nº 10583, com o capital social de euros 600 000 000*

### First-time adoption of International Financial Reporting Standards (IFRS)

- Brisa's consolidated financial statements for the first quarter of 2005 were prepared in accordance with IFRS. For comparative purposes, the financial statements for the first quarter of 2004 were adjusted accordingly so as to reflect the same standard basis;
- The financial information was prepared based on the understanding of current wording of international accounting rules and respective interpretations, namely IAS – International Accounting Standards, IFRS – International Financial Reporting Standards, SIC Interpretations and IFRIC Interpretations;
- Despite the existence of a "stable platform", IFRS are subject to a continous revision process which may result in changes. In addition, this being a transition process, it is considered that potential positions taken by regulatory bodies and clarifications deriving from the practice of market interveners may lead to future changes in the information now presented.

### Consolidated indicators

- Total operating revenues: Euro 131 million (+2%)
- EBITDA: Euro 96 million (+1%)
- EBIT: Euro 70 million (+2%)
- Net profit: Euro 40 million (+9%)
- Assets: Euro 4 100 million (+1%)*
- Liabilities: Euro 2 668 million (+6%)*
- Net debt : Euro 2 271 million (+3%)
- Equity: Euro 1 432 million (-7%)*

(*) over 2004

## New consolidation scope

In addition to the aspects relating to the adoption of IFRS accounting criteria, the following two facts are worth mentioning on account of their impact on the financial statements:

- Consolidated accounts for the first quarter of 2005 include the full consolidation of the company Nutrend Engenharia, SA, and Tyco Engenharia Unipessoal, Lda (Nutrend and Tyco) motivating an increase in revenues by Euro 2.3 million and in operating costs by Euro 1.9 million;
- Consolidated accounts for the first quarter of 2005 do not include BCI – Brisa Conservação de Infraestruturas in the consolidation scope, since it is on the process of being sold to Efacec Serviços de Manutenção e Assistência.

## Net profit grows by 9%

Brisa's consolidated net profit for the first quarter of 2005 grew by 9% reaching Euro 40 million. This increase in results was achieved in spite of a difficult economic environment which only allowed for a 2% rise in operating revenues. EBITDA (earnings before interest, taxes, depreciation and amortization) totalled Euro 96.2 million growing by 1% whilst EBIT (earnings before interest and tax) amounted to Euro 69.6 million, posting a slight rise in relation to the same period of the previous year.

**Main indicators**

| Euro million | 1Q 04 (proforma) | 1Q05 | % Ch. |
|---|---|---|---|
| Total revenues | 128.3 | 130.8 | +2% |
| EBITDA | 95.4 | 96.2 | +1% |
| EBIT | 68.1 | 69.6 | +2% |
| Profit before tax | 49.8 | 52.1 | +5% |
| Net profit | 36.6 | 40.0 | +9% |

At the end of the first quarter of 2005 the EBITDA margin stood at 73.6%, decreasing by 0.7 pp in relation to the same period of 2004, whilst the EBIT margin reached 53.2%, growing by 0.2 pp as against the first quarter of last year.

## Operating revenues rise by 2%

Operating revenues reached Euro 130.8 million, growing by 2% over the same period of last year. This rise was influenced, however, by the full consolidation of Nutrend and Tyco which motivated additional revenue of Euro 2.3 million.

**Operating Revenues**

| Euro million | 1Q 04 (proforma) | 1Q 05 | % Ch. |
|---|---|---|---|
| Toll revenues | 117.2 | 116.0 | -1 % |
| Road services | 6.0 | 9.6 | +60% |
| Service areas | 2.7 | 2.9 | +9% |
| Other | 2.4 | 2[illegible] | -5% |
| Total operating revenues | 128.5 | 130.8 | +2% |

Toll revenues totaled Euro 116 million, corresponding to a decrease by 1%. It should be pointed out that 2004 was a leap year having therefore one more day than 2005; if it were not for this effect, toll revenues would have remained unchanged.

**Breakdown of Toll Revenues**

| | % Ch. |
|---|---|
| **Like for Like** | **-0.6%** |
| Average daily traffic (ADT) | -1.5% |
| Class mix | -1.1% |
| Tariff increase | +2.0% |
| **New road sections** | **+0.6%** |
| **1 day less** | **-1.1%** |
| **Total** | **-1.1%** |

Regarding traffic figures, we can see a decrease in average daily traffic by 1.5% as well as a 1% loss in class mix due to the larger weight of the light vehicles class (Class 1) in relation to commercial vehicles (class 2) and heavy vehicles (classes 3 and 4).

On the other hand, the new sections of the A13 – Almeirim/Marateca motorway opened to traffic in February in a total length of 49 km had a positive impact of 0.6% on toll revenues.

## Total traffic

In the first quarter of 2005 total traffic reached $1,75x10^9$ vehicles traveling on Brisa network, corresponding to a 2.1% decrease in relation to the same period of 2004. In like-for-like terms, based on the same network and the same number of days than in the first quarter of 2004, Average Daily Traffic (ADT) fell by 1.5% totaling 20 885 vehicles. Traffic performance translates the difficult economic situation which the country is going through as well as the significant rise in fuel prices.

## Operating costs

Total operating costs including depreciation and provisions rose by 1.5% amounting to Euro 61.2 million. It should be mentioned that the operating costs sub-total includes Euro 1.9 million arising from the full consolidation of Nutrend and Tyco as said. Excluding these effects, the growth in costs will be flat .

**Operating Costs**

| Euro million | 1Q 04 (proforma) | 1Q 05 | % Ch. |
|---|---|---|---|
| Cost of Goods Sold | 0.4 | 0.6 | +35 % |
| Goods & Services account | 11.7 | 14.7 | +27% |
| Personnel | 20.2 | 18.9 | -7 % |
| Other | 0.6 | 0.4 | -35 % |
| Sub-total | 32.9 | 34.6 | +5 % |
| Amortization | 26.4 | 26.3 | - 0.4 % |
| Provisions | 0.9 | 0.3 | -73 % |

At the end of March 2005 Brisa had 2 971 employees, less 10% than in the same period of 2004. It should be taken into account that 2005 figures includes 110 employees from Tyco and does not include 232 employees from BCI.

## Stable financial costs

Financial results remained stable without relevant changes in debt and no impact from the various investments. We point out the positive impact of the Brazilian holding CCR – Companhia de Concessões Rodoviárias in the amount of Euro 3.4 million.

**Financial Results**

| Euro million | 1Q 04 (proforma) | 1Q 05 | % Ch. |
|---|---|---|---|
| EBIT | 68.1 | 69.6 | +2% |
| Financial result | -18.3 | -17.5 | +4% |
| Financial expenses and losses | -27.2 | -21.0 | +2% |
| Financial income and gains | 5.8 | 0.5 | +9% |
| Result relating to investments | 3.1 | 3.0 | +1% |
| Profit before tax | 49.8 | 52.1 | +5% |
| Taxes | -12.8 | -11.7 | +8% |
| **Net profit** | **36.6** | **40.0** | **+9%** |

## Investment

Investment projects in Brisa's network during the first quarter of 2005 totaled Euro 61 million, corresponding to a 67% increase in relation to the same period of the previous year.

## Investment

| Euro million | 1Q 04 | 1Q 05 | % Ch. |
|---|---|---|---|
| Main concession | 36.7 | 61.3 | +67% |
| New road sections | 29.5 | 43.7 | +48% |
| Major repairs | 1.5 | 2.4 | +60% |
| Expansion works | 5.6 | 17.6 | +214% |
| AEA Atlântico | - | 19.5 | - |
| Brisal | - | 10.6 | - |
| Road services | - | 27.6 | - |
| Nutrend Engenharia | - | 5.6 | - |
| ITEUVE | - | 22.0 | - |
| Other | 1.9 | 1.0 | -47% |
| **Total** | **38.6** | **120.0** | **+211%** |

## Balance Sheet

Total Assets grew by 1% as against the end of 2004 to Euro 4.1 thousand million as result of the network's expansion and the investments made via acquisition of Nutrend Engenharia and the car inspection company ITEUVE .

Shareholders' equity stood at Euro 1.4 thousand million decreasing by 7% in relation to the 1st quarter of 2004. This decrease stems from the payment of dividends in the amount of Euro 162 million. At the end of the period under review, Brisa showed a solid balance sheet structure with a gearing of 142% excluding the dividends effect.

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEET AS OF 1 JANUARY 2004 (PROFORMA)

(Amounts in Euro)

| | IFRS | Transition effects | POC |
|---|---|---|---|
| **Non current assets:** | | | |
| Intangible assets | 327 195 045 | 87 092 479 | 240 102 566 |
| Tangible fixed assets | 37 091 652 | - | 37 091 652 |
| Revertible tangible fixed assets | 2 269 576 575 | ( 774 512 424) | 3 044 088 999 |
| Investment | 120 637 240 | 5 014 035 | 115 623 205 |
| Goodwill | 62 753 531 | - | 62 753 531 |
| Financial assets available for sale | 376 553 062 | 32 660 525 | 343 892 537 |
| Deferred tax assets | 391 327 950 | 3 952 023 | 387 375 927 |
| Total non current assets | **3 585 135 055** | **( 645 793 362)** | **4 230 928 417** |
| **Current assets:** | | | |
| Inventories | 4 152 386 | - | 4 152 386 |
| Clients | 21 224 076 | - | 21 224 076 |
| Other debtors | 95 615 915 | - | 95 615 915 |
| Cash and equivalent | 16 609 637 | - | 16 609 637 |
| Other current assets | 64 983 058 | ( 95 380 810) | 160 363 868 |
| Total current assets | **202 585 072** | **( 95 380 810)** | **297 965 882** |
| **Total assets** | **3 787 720 127** | **( 741 174 172)** | **4 528 894 299** |
| **Shareholders' equity:** | | | |
| Capital | 600 000 000 | - | 600 000 000 |
| Own shares | ( 19 472 194) | - | ( 19 472 194) |
| Reserves and retained earnings | 611 286 589 | 941 913 | 610 344 676 |
| Consolidated net profit | 151 674 644 | - | 151 674 644 |
| Shareholders' equity attributable to shareholders | **1 343 489 039** | **941 913** | **1 342 547 126** |
| Minority interests | 5 207 662 | ( 33 303) | 5 240 965 |
| Total shareholders' equity | **1 348 696 701** | **908 610** | **1 347 788 091** |
| **Non current liabilities:** | | | |
| Loans | 2 051 446 216 | ( 4 146 320) | 2 055 592 536 |
| Provisions | 6 338 744 | ( 2 939 207) | 9 277 951 |
| Other non current liabilities | 32 754 726 | 32 161 156 | 593 570 |
| Deferred tax liabilities | 3 090 241 | 3 090 241 | - |
| Total non current liabilities | **2 093 629 927** | **28 165 870** | **2 065 464 057** |
| **Current liabilities:** | | | |
| Suppliers | 28 278 034 | - | 28 278 034 |
| Loans | 158 758 313 | - | 158 758 313 |
| Other creditors | 46 399 239 | - | 46 399 239 |
| Other current liabilities | 111 957 913 | ( 770 248 652) | 882 206 565 |
| Total current liabilities | **345 393 499** | **( 770 248 652)** | **1 115 642 151** |
| Total liabilities and shareholders' equity | **3 787 720 127** | **( 741 174 172)** | **4 528 894 299** |

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2005 AND 31 DECEMBER 2004 (PROFORMA)

(Amounts in Euro)

| | March | December 2004 | | |
|---|---|---|---|---|
| | 2005 | IFRS | Adjustments | POC |
| **Non current assets:** | | | | |
| Intangible assets | 356 119 975 | 361 848 504 | 75 636 340 | 286 212 164 |
| Tangible fixed assets | 40 195 713 | 39 455 910 | - | 39 455 910 |
| Revertible tangible fixed assets | 2 441 315 083 | 2 402 823 363 | ( 773 741 196) | 3 176 564 559 |
| Investment | 159 082 993 | 134 653 596 | 3 701 934 | 130 951 662 |
| Goodwill | 90 070 679 | 64 853 954 | 13 944 818 | 50 909 136 |
| Financial assets available for sale | 540 756 895 | 519 559 224 | 137 816 975 | 381 742 249 |
| Deferred tax assets | 291 575 737 | 305 769 734 | 4 666 862 | 301 102 872 |
| Total non current assets | **3 919 117 075** | **3 828 964 285** | **( 537 974 267)** | **4 366 938 552** |
| **Current assets:** | | | | |
| Inventories | 5 294 122 | 4 772 532 | - | 4 772 532 |
| Clients | 25 300 529 | 22 768 668 | - | 22 768 668 |
| Other debtors | 121 237 628 | 139 706 849 | - | 139 706 849 |
| Cash and equivalent | 22 939 062 | 44 266 233 | - | 44 266 233 |
| Other current assets | 6 215 295 | 4 811 843 | ( 81 038 625) | 85 850 468 |
| Total current assets | **180 986 636** | **216 326 125** | **( 81 038 625)** | **297 364 750** |
| **Total assets** | **4 100 103 711** | **4 045 290 410** | **( 619 012 892)** | **4 664 303 302** |
| **Shareholders' equity:** | | | | |
| Capital | 600 000 000 | 600 000 000 | - | 600 000 000 |
| Own shares | ( 16 751 520) | ( 16 751 520) | - | ( 16 751 520) |
| Reserves and retained earnings | 800 598 308 | 750 205 389 | 131 653 610 | 618 551 779 |
| Consolidated net profit | 40 035 564 | 194 774 314 | 11 141 503 | 183 632 811 |
| Shareholders' equity attributable to shareholders | **1 423 882 352** | **1 528 228 183** | **142 795 113** | **1 385 433 070** |
| Minority interests | 8 550 055 | 7 626 570 | 71 547 | 7 555 023 |
| Total shareholders' equity | **1 432 432 407** | **1 535 854 753** | **142 866 660** | **1 392 988 093** |
| **Non current liabilities:** | | | | |
| Loans | 2 078 307 342 | 2 061 500 302 | ( 3 184 404) | 2 064 684 706 |
| Provisions | 8 229 966 | 8 049 470 | - | 8 049 470 |
| Other non current liabilities | 14 337 608 | 14 837 608 | 12 559 630 | 2 277 978 |
| Deferred tax liabilities | 248 554 | 248 554 | 248 554 | - |
| Total non current liabilities | **2 101 123 470** | **2 084 635 934** | **9 623 780** | **2 075 012 154** |
| **Current liabilities:** | | | | |
| Suppliers | 13 013 502 | 21 095 146 | - | 21 095 146 |
| Loans | 215 275 339 | 189 724 624 | - | 189 724 624 |
| Other creditors | 222 427 331 | 126 237 846 | - | 126 237 846 |
| Other current liabilities | 115 831 662 | 87 742 107 | ( 771 503 332) | 859 245 439 |
| Total current liabilities | **566 547 834** | **424 799 723** | **( 771 503 332)** | **1 196 303 055** |
| Total liabilities and shareholders' equity | **4 100 103 711** | **4 045 290 410** | **( 619 012 892)** | **4 664 303 302** |

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED PROFIT AND LOSS STATEMENT

FOR THE THREE-MONTH PERIOD ENDED AS OF 31 MARCH 2005 AND 2004 (PROFORMA)

(Amounts in Euro)

| | March 2005 | March 2004 | | |
|---|---|---|---|---|
| | | IFRS | Adjustaments | POC |
| Operating income: | | | | |
| Toll revenues | 116 047 031 | 117 245 542 | - | 117 245 542 |
| Other services | 11 909 809 | 8 268 246 | - | 8 268 246 |
| *Works for own company* | - | - | *( 3 921 474)* | *3 921 474* |
| Other operating income | 2 700 601 | 2 796 201 | 1 126 869 | 1 669 332 |
| Total operating income | **130 657 441** | **128 309 989** | **( 2 794 605)** | **131 104 594** |
| Operating costs: | | | | |
| Cost of sales | ( 567 746) | ( 421 849) | - | ( 421 849) |
| Change in production | 156 047 | - | - | - |
| Supplies and services | ( 14 706 140) | ( 11 727 896) | 2 407 119 | ( 14 135 015) |
| Staff costs | ( 18 850 808) | ( 20 194 852) | ( 30 000) | ( 20 164 852) |
| Amortization and depreciation | ( 26 321 303) | ( 26 437 483) | 6 817 640 | ( 33 255 123) |
| Provisions and losses for odd parity | ( 239 820) | ( 892 344) | 230 359 | ( 1 122 703) |
| Other operating costs | ( 523 566) | ( 569 766) | 350 308 | ( 920 074) |
| Total operating costs | **( 61 053 336)** | **( 60 244 190)** | **9 775 426** | **( 70 019 616)** |
| Operating results | **69 604 105** | **68 065 799** | **6 980 821** | **61 084 978** |
| Financial costs and losses | ( 21 053 750) | ( 27 246 381) | 669 123 | ( 27 915 504) |
| Financial income and gains | 592 038 | 5 879 961 | 4 123 629 | 1 756 332 |
| Results relating to investments | 2 981 431 | 3 108 656 | - | 3 108 656 |
| Pre-tax profit | **52 123 824** | **49 808 035** | **11 773 573** | **38 034 462** |
| *Extraordinary results* | | - | *( 19 666 005)* | *19 666 005* |
| Income tax | ( 11 746 841) | ( 12 837 848) | ( 889 908) | ( 11 947 940) |
| Net profit for the period | **40 376 983** | **36 970 187** | **( 8 782 340)** | **45 752 527** |
| Attributable to: | | | | |
| Capital holders | 40 035 564 | 36 629 115 | ( 8 815 153) | 45 444 268 |
| Minority interests | 341 419 | 341 072 | 32 813 | 308 259 |

RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF 1 JANUARY 2004

(Amounts in Euro)

| | |
|---|---:|
| Shareholders' equity - POC | 1 347 788 091 |
| Adjustments: | |
| 1. Financial assets available for sale | 32 660 525 |
| 2. Equity holdings ("CCR") | 5 014 035 |
| 3. Put Premium | ( 31 768 581) |
| 4. Deferred costs | ( 4 818 122) |
| 5. Set-up expenses | ( 2 287 487) |
| 6. Other | 2 108 240 |
| Total adjustments | 908 610 |
| Shareholders' equity - IFRS | 1 348 696 701 |

## RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF 31 DECEMBER 2004

(Amounts in Euro)

| | |
|---|---:|
| Shareholders' equity - POC | 1 392 988 093 |
| Adjustments: | |
| 1. Financial assets available for sale | 137 816 975 |
| 2. Goodwill | 13 944 818 |
| 3. Equity holdings ("CCR") | 3 701 934 |
| 4. Put Premium | ( 9 213 530) |
| 5. Other | ( 3 383 537) |
| Total adjustments | 142 866 660 |
| Shareholders' equity - IFRS | 1 535 854 753 |

RECONCILIATION OF RESULTS FOR THE THREE-MONTH PERIOD

ENDED AS OF 31 MARCH 2004

(Amounts in Euro)

| | |
|---|---|
| Net profit - POC | 45 752 527 |
| Adjustments: | |
| 1. Financial assets available for sale | ( 12 600 482) |
| 2. Put Premium | 3 375 000 |
| 3. Goodwill | 1 400 255 |
| 4. Other | ( 957 113) |
| Total adjustments | ( 8 782 340) |
| Net profit - IFRS | 36 970 187 |

FILE N. 82-34855

23/INST/DRICS/05
**22 April 2005**

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

*Corporate and Investor Relations Manager*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G.Oliveira
*+351 21 444 95 70*
*roliveira@brisa.pt*
Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

Under the terms and for the purposes of Art. 11 of Securities Commission Regulations no. 4/2004, following yesterday's press release Brisa - Auto-Estradas de Portugal, SA, hereby clarifies that the operations on own shares carried out on yesterday's stock exchange session concerned the following lots of shares:

Purchase:

- 1 151 172 non privatized own shares (BRI1AM) at the unit price of € 6,41 per share;

Sale:

- 1 155 792 privatized own shares (BRIAM) at the unit price of € 6,45 per share
- 5 400 privatized own shares (BRIAM) at the unit price of € 6,43 per share
- 4 620 non privatized own shares (BRI1AM) at the unit price of € 6,42827 per share

As result of this operation BRISA now holds 3 656 980 own shares.

*BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000*

FILE N.º 82-34855

**22/INST/DRICS/05**
**21 April 2005**

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Under the terms and for the purposes of Art. 11 of Securities Commission Regulations no. 4/2004, Brisa - Auto-Estradas de Portugal, SA hereby informs that in accordance with the financial management of its portfolio of own shares, on today's stock exchange session it sold 1 161 192 privatized own shares (BRIAM) at the average unit price of € 6,45 per share and purchased 1 151 172 non privatized own shares (BRI1AM) at the average unit price of € 6,41 per share.

As result of this operation BRISA now holds 3 656 980 own shares.

*Corporate and Investor Relations Manager*
Luis d'Eça Pinheiro
*+351 21 444 95 68*
*lepinheiro@brisa.pt*

*Investor Relations*
Rosário G.Oliveira
*+351 21 444 95 70*
*roliveira@brisa.pt*
Ricardo M. Ferreira
*+351 21 444 95 72*
*ricardo.ferreira@brisa.pt*

*BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000*